AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Americas Gold and Silver Corporation

Condensed interim consolidated statements of financial position

(In thousands of U.S. dollars, unaudited)

	June 30,	December 31,
As at	2026	2025
Assets
Current assets
Cash and cash equivalents	$88,883	$129,783
Trade and other receivables (Note 6)	18,399	8,856
Inventories (Note 7)	16,547	10,668
Prepaid expenses	3,623	2,542
Derivative instruments (Note 22)	-	1,815
	127,452	153,664
Non-current assets
Restricted cash	4,796	4,716
Property, plant and equipment (Note 8)	297,183	248,815
Investment in joint ventures (Note 5 and 17)	2,878	2,843
Derivative instruments (Note 22)	-	2,958
Total assets	$432,309	$412,996

Liabilities
Current liabilities
Trade and other payables	$64,310	$38,819
Metals contract liability (Note 9)	-	21,308
Silver contract liability (Note 10)	-	13,325
Pre-payment facility	3,000	-
Credit facility (Note 12)	3,952	7,041
Term loan facility (Note 13)	4,497	2,918
Royalty payable (Note 14)	2,217	2,753
Derivative instruments (Note 22)	855	-
	78,831	86,164
Non-current liabilities
Other long-term liabilities	1,717	2,446
Metals contract liability (Note 9)	-	19,718
Silver contract liability (Note 10)	-	24,196
Credit facility (Note 12)	-	399
Term loan facility (Note 13)	43,630	45,312
Post-employment benefit obligations	955	2,131
Decommissioning provision	11,019	11,000
Deferred tax liabilities (Note 21)	123	13
Total liabilities	$136,275	$191,379

Equity
Share capital (Note 15)	879,722	812,582
Equity reserve	65,125	64,322
Foreign currency translation reserve	13,970	13,459
Deficit	(662,783)	(668,746)
Total equity	$296,034	$221,617

Total liabilities and equity	$432,309	$412,996

Going concern (Note 2), Contingencies (Note 24)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Condensed interim consolidated statements of income (loss) and comprehensive income (loss)

(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025Revised (1)	2026	2025Revised (1)

Revenue (Note 18)	$46,329	$26,927	$114,128	$50,474

Cost of sales (Note 19)	(24,104)	(23,479)	(48,439)	(44,618)
Depletion and amortization (Note 8)	(6,819)	(6,497)	(13,226)	(12,006)
Care and maintenance costs	(1,119)	(493)	(2,004)	(628)
Corporate general and administrative (Note 20)	(7,556)	(6,091)	(14,530)	(12,588)
Exploration costs	(1,507)	(918)	(3,490)	(2,198)
Accretion on decommissioning provision	(149)	(154)	(293)	(314)
Interest and financing expense	(1,282)	(1,381)	(1,855)	(1,855)
Foreign exchange gain (loss)	(1,702)	2,809	(1,779)	2,984
Gain (loss) on disposal of assets	-	-	(41)	966
Gain (loss) on metals contract liabilities (Note 9 and 10)	755	(5,503)	(11,761)	(15,288)
Other gain (loss) on derivatives (Note 22)	(2,851)	-	118	709
Fair value loss on royalty payable (Note 14)	(68)	(156)	(176)	(281)
Loss on investment in joint ventures	(76)	-	(76)	-
Income (loss) before income taxes	(149)	(14,936)	16,576	(34,643)
Income tax expense (Note 21)	(4,837)	(121)	(11,580)	(93)
Net income (loss)	$(4,986)	$(15,057)	$4,996	$(34,736)

Other comprehensive income (loss)
Items that will not be reclassified to net income (loss)
Remeasurement of post-employment benefit obligations	$1,235	$945	$967	$288
Items that may be reclassified subsequently to net income (loss)
Foreign currency translation reserve	302	(2,029)	511	(3,552)
Other comprehensive income (loss)	1,537	(1,084)	1,478	(3,264)
Comprehensive income (loss)	$(3,449)	$(16,141)	$6,474	$(38,000)

Income (loss) per share to shareholders of the Company
Basic	(0.02)	(0.06)	0.02	(0.14)
Diluted	(0.02)	(0.06)	0.01	(0.14)

Weighted average number of common shares outstanding (2)
Basic (Note 16)	329,517,216	263,263,946	327,025,238	255,669,799
Diluted (Note 16)	329,517,216	263,263,946	347,804,323	255,669,799

(1)  Loss on metals contract liabilities was revised in fiscal 2025 (see Note 9 and 10).

(2)  Share information adjusted retrospectively to reflect August 2025 share consolidation (see Note 2).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Condensed interim consolidated statements of changes in equity

For the six-month periods ended June 30, 2026 and 2025

(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

				Foreign
	Share capital			currency
	Common		Equity	translation		Total
	Shares (2)	Amount	reserve	reserve	Deficit	equity

Balance at January 1, 2026	320,419	$812,582	$64,322	$13,459	$(668,746)	221,617
Net income for the period	-	-	-	-	4,996	4,996
Other comprehensive income for the period	-	-	-	511	967	1,478
Settlement of metals contract liability (Note 9)	2,652	12,595	-	-	-	12,595
Settlement of silver contract liability (Note 10)	7,957	45,399	-	-	-	45,399
Non-brokered private placements (Note 15)	204	1,897	-	-	-	1,897
Share-based payments	-	-	4,401	-	-	4,401
Exercise of options, warrants, and other share units	6,920	7,249	(3,598)	-	-	3,651
Balance at June 30, 2026	338,152	$879,722	$65,125	$13,970	$(662,783)	$296,034

Balance at January 1, 2025Revised (1)	237,780	$573,532	$56,521	$14,426	$(582,341)	62,138
Net loss for the periodRevised (1)	-	-	-	-	(34,736)	(34,736)
Other comprehensive loss for the period	-	-	-	(3,552)	288	(3,264)
Non-brokered private placements (Note 15)	10,440	16,003	571	-	-	16,574
Common shares issued (Note 15)	1,163	1,378	-	-	-	1,378
Conversion of convertible debenture (Note 11)	12,923	11,526	(484)	-	-	11,042
Share-based payments	-	-	6,194	-	-	6,194
Exercise of options, warrants and deferred share units	6,942	6,679	(1,763)	-	-	4,916
Balance at June 30, 2025	269,248	$609,118	$61,039	$10,874	$(616,789)	$64,242

(1)  Loss on metals contract liabilities was revised in fiscal 2025 (see Note 9 and 10).

(2)  Share information adjusted retrospectively to reflect August 2025 share consolidation (see Note 2).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Condensed interim consolidated statements of cash flows

For the six-month periods ended June 30, 2026 and 2025

(In thousands of U.S. dollars, unaudited)

	June 30,	June 30,
	2026	2025
Cash flow generated from (used in)

Operating activities
Net income (loss) for the period	$4,996	$(34,736)
Adjustments for the following items:
Depletion and amortization	13,226	12,006
Income tax expense	11,580	93
Accretion on decommissioning provision	293	314
Share-based payments	4,401	6,194
Provision on other long-term liabilities	5	16
Interest and financing expense	993	137
Net charges on post-employment benefit obligations	(209)	(160)
Inventory write-downs	1,786	1,924
Loss (gain) on disposal of assets	41	(966)
Loss on metals contract liabilities	11,761	15,288
Other gain on derivatives	(118)	(709)
Fair value loss on royalty payable	176	281
Loss on investment in joint ventures	76	-
Changes in non-cash working capital items:
Trade and other receivables	(9,543)	(3,294)
Inventories	(4,617)	611
Prepaid expenses	(1,081)	(678)
Trade and other payables	13,475	1,824
Net cash generated from (used in) operating activities	47,241	(1,855)

Investing activities
Expenditures on property, plant and equipment	(63,698)	(17,764)
Proceeds from disposal of assets	-	997
Contributions to joint ventures	(104)	-
Net cash used in investing activities	(63,802)	(16,767)

Financing activities
Metals contract liability	(26,498)	(8,045)
Net movements in pre-payment facility	3,000	1,000
Repayment of credit facility	(3,600)	-
Lease payments	(1,297)	(346)
Non-brokered private placements, net	1,897	16,574
Term loan facility	(1,064)	49,763
Royalty agreement	(713)	-
Derivative instruments	(796)	-
Proceeds from exercise of options and warrants	3,651	4,916
Net cash generated from (used in) financing activities	(25,420)	63,862

Effect of foreign exchange rate changes on cash	1,081	(3,559)
Increase (Decrease) in cash and cash equivalents	(40,900)	41,681
Cash and cash equivalents, beginning of period	129,783	20,002
Cash and cash equivalents, end of period	$88,883	$61,683

Interest paid during the period	$3,080	$941

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.  Corporate information

Americas Gold and Silver Corporation (the "Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in North America. The address of the Company's registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company's common shares are listed on the Toronto Stock Exchange under the symbol "USA" and on the New York Stock Exchange American under the symbol "USAS".

The unaudited condensed interim consolidated financial statements of the Company ("the interim financial statements") for the three and six months ended June 30, 2026 were approved and authorized for issue by the Board of Directors of the Company on August 13, 2026.

2.  Basis of presentation and going concern

These interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). As such they do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company's annual audited consolidated financial statements as at and for the years ended December 31, 2025 and 2024.

On August 21, 2025 the Company filed articles of amendment to complete an approved share consolidation of the Company's issued and outstanding common shares on the basis of 2.5 pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, and other share units. All information relating to issued and outstanding common shares, options, warrants, other share units, and related per share amounts in these Interim Financial Statements have been adjusted retrospectively to reflect the share consolidation.

Going concern

These interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. During the six-month period ended June 30, 2026, the Company reported net income of $5.0 million, including realized losses on metals contract liabilities (now fully settled) of $11.8 million, net cash used in investing activities of $63.8 million, net cash used in financing activities of $25.4 million, and had outstanding current liabilities of $78.8 million.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, attain targeted financial results to comply with key financial covenants of its outstanding debt financings, and obtain adequate equity or debt financing as necessary. The Company complied with key financial covenants of its outstanding debt financings while certain financial covenants from December 31, 2025 to June 30, 2026 on earnings and debt ratios from the existing senior secured debt facility were waived. Since 2020 to 2025, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered shelf prospectuses. The Company most recently completed a bought deal private placement on December 4, 2025 raising gross proceeds of $132.3 million at an issue price of $4.00 per offered share concurrent to completing the acquisition of Crescent Mine in exchange for issuance of 11,137,558 of the Company’s common shares and $20 million in cash (see Note 5). While the Company has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to achieve cash flow positive production at the Cosalá Operations and Galena Complex, including the acquired Crescent Mine, allowing the Company to generate positive operating cash flows, and comply with key financial covenants, including the raise of additional financing are significant judgments in these interim financial statements.

As a result, several material uncertainties may cast significant doubt (or raise substantial doubt as contemplated by PCAOB Standards) on the Company's ability to continue as going concern.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

These interim financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3.  Changes in accounting policies and recent accounting pronouncements

Effective January 1, 2026, the Company adopted amendments to IFRS 9 and 7 - Classification and Measurement of Financial Instruments. The amendments clarify certain aspects of the classification and measurement of financial instruments, including the date of initial recognition or derecognition of financial liabilities, including financing liabilities that are settled in cash using an electronic payment system. Adoption of these amendments did not have a material impact on the Company's interim financial statements.

Certain new accounting standards and amendments have been issued by the IASB but are not mandatory for the current period and have not been early adopted. These include:

- IFRS 18 - Presentation and Disclosure in Financial Statements introduces categories and defined subtotals in the statement of loss and comprehensive loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. This standard is currently being assessed for its impact on the Company's financial statements in the future reporting periods.

4.  Significant accounting judgments and estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company's annual consolidated financial statements as at and for the year ended December 31, 2025, in addition to the significant judgments mentioned in Note 2.

5. Acquisition of Crescent Silver, LLC

On December 12, 2025, the Company completed the acquisition of Crescent Silver, LLC ("Crescent") via a purchase agreement dated November 12, 2025. The acquisition was completed by the Company acquiring all the membership interests in the capital of Crescent from Hale Capital Partners, L.P. for consideration of $20 million in cash and 11,137,558 of the Company's common shares.

The acquisition was concentrated on the identifiable asset of Crescent's mineral interests and accounted for as an asset acquisition. The Company measures and recognizes asset acquisitions that are not a business combination based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisition. The consideration paid was allocated to the fair value of identifiable assets acquired and liabilities assumed on a relative fair value basis. Included in the net assets acquired are $84.3 million in property, plant and equipment the majority of which relates to mining interests, and $2.8 million in investment in joint ventures.

The fair value of the mining interests was determined using an income approach based on discounted cash flows, and a market approach. The fair value of investment in joint ventures was determined using a replacement cost approach as majority of the joint ventures’ net assets relate to property, plant and equipment.

Key assumptions used in fair values include discount rate, future production levels, future commodity prices, and a dollar per ounce silver implied multiple for the mining interests, and replacement cost for investment in joint ventures.

The following summarizes the total consideration paid and the amounts allocated to assets acquired and liabilities assumed:

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Consideration
Cash consideration	$20,000
Common share consideration
Number of common shares	11,137,558
Common share price, December 12, 2025	5.78
64,387
Acquisition related transaction costs	3,047
Total consideration	$87,434

Allocation of consideration
Cash and cash equivalents	$295
Trade and other receivables	76
Inventories	175
Property, plant and equipment	84,337
Investment in joint ventures	2,843
Trade and other payables	(292)
Net assets acquired	$87,434

Investment in joint ventures acquired includes a 34.8% interest of a fully permitted floatation mill recognized initially at fair value with the carrying amount adjusted subsequently to recognize future profits or losses under the equity method of accounting.

6. Trade and other receivables

	June 30,	December 31,
	2026	2025

Trade receivables	$11,407	$5,197
Value added taxes receivable	1,323	394
Other receivables	5,669	3,265
	$18,399	$8,856

7.  Inventories

	June 30,	December 31,
	2026	2025

Concentrates	$3,721	$635
Ore stockpiles	6,275	3,582
Spare parts and supplies	6,551	6,451
	$16,547	$10,668

The amount of inventories recognized in cost of sales was $23.8 million during the three-month period ended June 30, 2026 (2025: $23.5 million), and $48.1 million during the six-month period ended June 30, 2026 (2025: $44.6 million), including concentrates, and ore stockpiles write-down to net realizable value of $1.5 million during the three-month period ended June 30, 2026 (2025: $1.2 million), and $1.8 million during the six-month period ended June 30, 2026 (2025: $1.9 million).

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

8. Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2025	$239,625	$12,469	$133,022	$12,474	$237	$397,827
Asset additions	111,652	-	19,202	2,933	308	134,095
Asset disposals	-	-	-	(31)	-	(31)
Change in decommissioning provision	(1,014)	-	-	-	-	(1,014)
Balance at December 31, 2025	350,263	12,469	152,224	15,376	545	530,877
Asset additions	40,114	-	23,558	1,259	(14)	64,917
Change in decommissioning provision	(275)	-	-	-	-	(275)
Reclassification	(3,048)	-	-	-	-	(3,048)
Balance at June 30, 2026	$387,054	$12,469	$175,782	$16,635	$531	$592,471

Accumulated depreciation and depletion
Balance at January 1, 2025	$(146,646)	$-	$(94,055)	$(9,501)	$(226)	$(250,428)
Depreciation/depletion for the year	(11,233)	-	(7,741)	(2,249)	(11)	(21,234)
Impairment for the year	-	-	(10,400)	-	-	(10,400)
Balance at December 31, 2025	(157,879)	-	(112,196)	(11,750)	(237)	(282,062)
Depreciation/depletion for the period	(7,302)	-	(4,226)	(1,698)	-	(13,226)
Balance at June 30, 2026	$(165,181)	$-	$(116,422)	$(13,448)	$(237)	$(295,288)

Carrying value
at December 31, 2025	$192,384	$12,469	$40,028	$3,626	$308	$248,815
at June 30, 2026	$221,873	$12,469	$59,360	$3,187	$294	$297,183

Effective January 1, 2026, the Zone 120 and El Cajón silver-copper project ("EC120") from the Cosalá Operations declared commercial production as the mineral interests are available for its intended use on a commercial scale as defined by management. As a result, the Company transferred from mineral interests $3.0 million in net book value to inventories.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the six-month period ended June 30, 2026 for each of the Company’s cash-generating units, including non-producing properties and properties placed under care and maintenance. An impairment of a hoist at the Galena Complex was identified during the year ended December 31, 2025 where carrying value of $10.4 million was recognized as an impairment loss to plant and equipment.

Right-of-use lease assets consist of long-term commitments on mining equipment and office space leases.

The carrying amounts of mineral interests and plant and equipment from the Relief Canyon Mine are approximately $15.8 million and $3.4 million, respectively, as at June 30, 2026 (December 31, 2025: $16.0 million and $4.4 million, respectively).

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at June 30, 2026, the carrying amount of this property was $12.5 million included in non-producing properties.

9.  Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”), acquired by Royal Gold Inc. ("Royal Gold") in October 2025.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Purchase Agreement was amended in 2023 and 2024 whereby the Company would deliver its remaining fixed ounces of gold over a quarterly fixed deliveries schedule with final delivery in December 2027. The Company had the right for Sandstorm to subscribe common shares of the Company for proceeds up to a maximum of $1.9 million per calendar quarter to satisfy the gold delivery obligations under the Purchase Agreement.

On May 25, 2026, the Company and a subsidiary of Royal Gold agreed to settle all of the Company’s remaining fixed delivery obligations, being 8,861 ounces of refined gold, by delivering 5,000 ounces of refined gold and issuing 2,652,532 common shares of the Company.

The transaction was completed on June 10, 2026, resulting in the settlement of the precious metals delivery liability. The Company recognized a total gain of $5.7 million for the three-month period ended June 30, 2026 (total gain of $0.4 million for the six-month period ended June 30, 2026), comprising of a $5.5 million gain arising from the remeasurement of the precious metals delivery liability immediately prior to settlement and a $0.2 million gain on settlement of the liability. The fair value of the common shares issued as part of the consideration was determined using the closing market price of the Company’s common shares on June 9, 2026, the trading day immediately preceding the issuance, of $6.56 CAD or $4.70 USD per common share, resulting in a fair value of $12.5 million, translated using the applicable exchange rate on the settlement date.

Carrying value of liability immediately prior to settlement	$35,095

Fair value of gold delivery	$22,393
Fair value of common shares issued	12,476
Total consideration transferred	$34,869

Gain on settlement	$226

The following table summarizes the continuity of the Company's net metals contract liability during the period discounted using a credit adjusted risk rate of 10.0% (December 31, 2025: 10.1%):

	Six-month	Year
	period ended	ended
	June 30,	December 31,
	2026	2025

Net metals liability, beginning of periodRevised(1)	$41,026	$35,804
Repayment of metals liability	(5,682)	(18,233)
Revaluation of metals liability	(249)	23,455
Settlement of liability	(35,095)	-
Net metals liability, end of period	$-	$41,026

Current portion	$-	$21,308
Non-current portion	-	19,718
	$-	$41,026

(1) Prior to fiscal 2025, the Company used a risk-free rate rather than a credit adjusted risk-free rate in determining the fair value of the net metals liability. Approximately $1.0 million in loss on metals contract liabilities was revised during the six-month period ended June 30, 2025.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

10.  Silver metals delivery agreement

On December 19, 2024, as part of the consideration for the remaining 40% interest in the Galena Complex, the Company entered into a silver metals delivery agreement with Mr. Eric Sprott for monthly purchases and deliveries of 18,500 ounces of silver for 36 months starting in January 2026 (the "Silver Agreement").

On May 20, 2026, the Company entered into a termination agreement to settle the Silver Agreement in its entirety through the issuance of 7,956,696 common shares of the Company (the "Termination Agreement"). Immediately prior to settlement, the remaining silver delivery obligation under the Silver Agreement was 592,000 ounces.

Upon closing of the Termination Agreement, the Company recognized a total loss of $5.0 million for the three-month period ended June 30, 2026 (total loss of $12.1 million for the six-month period ended June 30, 2026), consisting of a $1.0 million loss arising from the remeasurement of the silver metals delivery liability immediately prior to settlement and a $4.0 million loss on settlement of the liability.

The fair value of the common shares issued as consideration was determined using the closing market price of the Company's common shares on May 19, 2026, the trading day immediately preceding the date of the Termination Agreement, of $7.77 CAD or $5.65 USD per common share, resulting in a fair value of $44.9 million, translated using the applicable exchange rate on the settlement date.

Carrying value of liability immediately prior to settlement	$40,994

Fair value of common shares issued	$44,940
Total consideration transferred	$44,940

Loss on settlement	$(3,946)

The following table summarizes the continuity of the Company's net silver contract liability during the period discounted using a credit adjusted risk rate of 10.0% (December 31, 2025: 10.1%):

	Six-month	Year
	period ended	ended
	June 30,	December 31,
	2026	2025

Net silver liability, beginning of periodRevised(1)	$37,521	$14,568
Repayment of metals liability	(4,755)	-
Revaluation of metals liability	8,228	22,953
Settlement of liability	(40,994)	-
Net silver liability, end of period	$-	$37,521

Current portion	$-	$13,325
Non-current portion	-	24,196
	$-	$37,521

(1) Prior to fiscal 2025, the Company used a risk-free rate rather than a credit adjusted risk-free rate in determining the fair value of the net silver liability. Approximately $0.2 million in gain on metals contract liabilities was revised during the six-month period ended June 30, 2025.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

11.  Convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the "Convertible Debenture") due April 28, 2024 with interest payable at 8% per annum secured by the Company's interest in the Galena Complex and by shares of one of the Company's Mexican subsidiaries.

The Convertible Debenture was fully converted by the holders as of January 31, 2025 at the conversion price of $1.30 CAD resulting in the issuance of 12,923,076 of the Company's common shares and recognized a gain of $0.7 million for year ended December 31, 2025 as a result of the change in the estimated fair value of the Convertible Debenture's combined redemption option and retraction option.

12.  Credit facility

On August 14, 2024, the Company signed a credit and offtake agreement with Trafigura PTE Ltd. ("Trafigura") for a secured credit facility of up to $15 million to complete initial development of EC120 (the "Credit Facility"). The Credit Facility is secured by share and asset pledges of all the Company's material Mexican subsidiaries. The term of the Credit Facility is for a period of 36 months which includes a principal repayment grace period of 12 months, and bears interest of U.S. SOFR rate plus 6% per annum on cumulative drawings up to $12 million and 6.5% thereafter. The Credit Facility was drawn for $10.0 million in August 2024 and is repaid in equal monthly installments of $0.6 million commenced after expiry of the grace period. The Company also entered into an offtake agreement with Trafigura for all the copper concentrates produced from EC120 where Trafigura will pay for the concentrates at the prevailing market prices for silver and copper, less customary treatment, refining and penalty charges. The Company complied with key financial covenants on liquidity and earnings ratio during fiscal 2026 and 2025. There are no indications that the Company may have difficulties complying with key financial covenants when it will be next tested as at September 30, 2026 interim reporting date.

13. Term loan facility

On June 24, 2025, the Company closed a senior secured debt facility (the "Term Loan Facility") with SAF Group ("SAF") for funds of up to $100 million. The Term Loan Facility consists of three tranches with an initial $50 million term loan advanced upon closing (the "Initial Advance"), and two additional tranches of $25 million each made available to the Company upon satisfactory of certain conditions. SAF holds senior security over all the Company's assets other than second ranking security relating to the Cosalá Operations and the Relief Canyon Mine which are secured in priority by other debt providers.

The Term Loan Facility is due in 5 years and subject to a 6.0% original issue discount, valued at $3.2 million on closing date. Principal repayments commence after one year of closing date and are payable quarterly thereafter starting at 1.5% of the aggregate principal amount and gradually increasing to 6.25% after 36 months. Interest of U.S. SOFR rate (4% floor) plus 6% per annum is payable monthly, and review fees equal to 0.5% of the outstanding aggregate principal is payable every six months. The Term Loan Facility may be pre-paid at the Company's option equal the par value of total aggregate principal amount plus unpaid interests and fees accrued up to 42 months following the closing date. The Term Loan Facility is subject to certain quarterly and annual financial covenants which started at end of fiscal 2025, along with a price protection program completed in July 2025 on future precious and base metals production and commitments. See Note 22 for the Company's price risk impact from the price protection program. The Company complied with key financial covenants during fiscal 2026 and 2025 while certain other financial covenants on earnings and debt ratios from December 31, 2025 to June 30, 2026 were waived by SAF subject to maintaining a minimum consolidated cash balance of $75.0 million during each period. There are no indications that the Company may have difficulties complying with key financial covenants when it will be next tested as at September 30, 2026 interim reporting date.

At inception, the Initial Advance was accounted for at amortized cost, net of $2.5 million in financing costs, with principal repayments being amortized over the term of the loan. The Company recognized total interest and financing expense of $3.6 million for the six-month period ended June 30, 2026 of which $0.6 million was considered borrowing costs and capitalized as property, plant and equipment.

14.  Royalty payable

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the "Royalty Agreement") with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Galena Complex and Cosalá Operations. The royalty reduces to 0.2% on attributable production from the Galena Complex and Cosalá Operations after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

Page | 11

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

15.  Share capital

During the six-month period ended June 30, 2026, the Company closed non-brokered private placements for gross proceeds of $1.9 million through total issuance of 204,082 of the Company's common shares priced at approximately $12.73 CAD per share, and settled its metals contract liabilities through the issuance of 10,609,228 of the Company's common shares, as further described in Notes 9 and 10.

On August 21, 2025 the Company completed a share consolidation of issued and outstanding common shares on the basis of 2.5 pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, other share units, and related per share amounts have been adjusted retrospectively to reflect the share consolidation.

On December 12, 2025, the Company completed the acquisition of Crescent in exchange for issuance of 11,137,558 of the Company's common shares and $20 million in cash (see Note 5). The Company also completed a concurrent bought deal private placement on December 4, 2025 raising gross proceeds of $132.3 million at an issue price of $5.54 CAD per offered share resulting from total issuance of 33,062,500 of the Company's common shares.

During the year ended December 31, 2025, the Company closed non-brokered private placements for total gross proceeds of $20.5 million through total issuance of 11,664,016 of the Company's common shares priced at approximately $2.45 CAD per share. As part of the non-brokered private placements, 1,044,000 warrants for approximately $0.6 million were issued and offset against share capital where each warrant is exercisable for one common share at an exercise price of $2.50 CAD for a period of three years starting March 31, 2025.

a.  Authorized

Authorized share capital consists of an unlimited number of common and preferred shares. No preferred shares are outstanding.

b.  Stock option plan

The number of shares reserved for issuance under the Company's stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company's share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company's outstanding stock options is presented below:

Page | 12

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

		Six-month		Year
		period ended		ended
		June 30,		December 31,
		2026		2025
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	7,762	$1.33	8,044	$1.67
Granted	-	-	3,940	1.41
Exercised	(560)	1.25	(2,631)	1.72
Expired	-	-	(1,591)	2.61
Balance, end of period	7,203	$1.33	7,762	$1.33

The following table summarizes information on stock options outstanding and exercisable as at June 30, 2026:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $1.00	0.49	770	$0.78	770	$0.78
$1.01 to $2.00	2.58	6,313	1.38	2,730	1.38
$2.01 to $3.00	3.92	80	2.31	26	2.31
$3.01 to $4.00	4.14	40	3.43	-	-
		7,203	$1.33	3,526	$1.25

c.  Share-based payments

The weighted average fair value at grant date of the Company's stock options granted during the six-month period ended June 30, 2026 was nil (2025: $0.23).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

Page | 13

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Expected stock price volatility (1)	-	69%	-	70%
Risk free interest rate	-	2.83%	-	2.94%
Expected life	-	5 years	-	5 years
Expected forfeiture rate	-	5.00%	-	3.22%
Expected dividend yield	-	0%	-	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and administrative expenses	230	528	461	1,040
Total share-based payments	$230	$528	$461	$1,040

(1)  Expected volatility has been based on historical volatility of the Company's publicly traded shares.

d.  Warrants

The warrants that are issued and outstanding as at June 30, 2026 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
3,016,800	1.00	Mar 2024	Mar 27, 2027
600,000	1.05	Aug 2024	Aug 14, 2027
1,044,000	2.50	Mar 2025	Mar 31, 2028
4,660,800

e.  Restricted share units:

The Company has a Restricted Share Unit Plan under which eligible officers and key employees of the Company are entitled to receive awards of restricted share units settled in either cash or common shares at the Company’s discretion. As at June 30, 2026 and December 31, 2025 nil cash-settled restricted share units are outstanding.

Each share-settled restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each award charged to compensation expense over the period of vesting with corresponding increase in equity reserve upon recognition. As at June 30, 2026, 7,373,607 (December 31, 2025: 9,469,438) share-settled restricted share units are outstanding which are included in equity reserve in the consolidated statement of financial position.

f.  Performance share units:

The Company has a Performance Share Unit Plan under which eligible officers and key employees of the Company are entitled to receive awards of performance share units settled in common shares at the Company’s discretion. Performance share units are measured at fair value on the date of grant with the fair value of each award charged to compensation expense over the period of vesting with corresponding increase in equity reserve upon recognition.

The fair value of performance share units with market performance conditions is determined using a Monte Carlo simulation approach. This approach uses random numbers, together with various market assumptions to generate potential future outcomes for share prices using Geometric Brownian Motion which is an industry standard method for simulating the expected future path of share prices.

Page | 14

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

No share performance units with market conditions were issued in the three and six months periods ended June 30, 2026 and 2025.

The fair value of performance share units with non-market performance conditions is determined with reference to the Company share price on the grant date. Non-market performance conditions are not reflected in the grant-date fair value of the award but are considered in estimating the number of awards expected to vest. The Company granted 600,000 performance units to certain employees on June 7, 2026 which vest over 17 months and are subject to certain non-market performance conditions.

g.  Deferred share units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a charge of $0.6 million to director fees and a corresponding increase in equity reserve upon issuance of 125,460 deferred share units during the six-month period ended June 30, 2026. As at June 30, 2026, there are 2,699,990 (December 31, 2025: 3,213,599) deferred share units issued and outstanding.

16.  Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Basic weighted average number of shares	329,517,216	263,263,946	327,025,238	255,669,799
Effect of dilutive equity instruments:
Options	-	-	6,029,632	-
Warrants	-	-	3,963,996	-
Restricted share units	-	-	6,814,320	-
Performance share units	-	-	1,271,148	-
Deferred share units	-	-	2,699,990	-
Diluted weighted average number of shares	329,517,216	263,263,946	347,804,323	255,669,799

Diluted weighted average number of common shares for the six-month period ended June 30, 2026 excludes nil anti-dilutive preferred shares (2025: nil), nil anti-dilutive stock options (2025: 9,853,440), nil anti-dilutive warrants (2025: 9,180,040), nil anti-dilutive restricted share units (2025: 8,300,076), nil anti-dilutive performance share units (2025: nil), and nil anti-dilutive deferred share units (2025: 3,340,150).

17. Joint venture with United States Antimony Corporation

On February 10 2026, the Company signed a joint venture agreement with United States Antimony Corporation (“US Antimony”) to construct and operate an antimony processing facility in Idaho’s Silver Valley. The joint venture is 51% owned by the Company and is intended to provide a mine-to-finished antimony production solution to secure the supply chain for this critical mineral within the United States. The Company will contribute the land for the site and will sell antimony feed material mined from the Galena Complex to the joint venture on market terms. In addition, the Company will fund its proportionate share of the project budget, once approved, for the construction of the facility through capital contributions in accordance with the joint venture agreement. US Antimony will contribute its knowledge and technical expertise, operate the facility, and provide the joint venture with access to its antimony marketing network including the United States Government.

Page | 15

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

18.  Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month and six-month periods ended June 30, 2026 and 2025:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Silver
Sales revenue	$42,405	$16,115	$110,373	$28,738
Derivative pricing adjustments	(2,258)	121	(2,646)	1,106
	40,147	16,236	107,727	29,844
Copper
Sales revenue	$5,402	$-	$11,779	$-
Derivative pricing adjustments	(15)	-	229	-
	5,387	-	12,008	-
Lead
Sales revenue	$1,802	$1,852	$3,414	$5,264
Derivative pricing adjustments	19	(78)	(95)	(134)
	1,821	1,774	3,319	5,130
Zinc
Sales revenue	$-	$2,274	$-	$11,775
Derivative pricing adjustments	-	2	-	82
	-	2,276	-	11,857
Antimony
Sales revenue	$1,030	$-	$2,369	$-
Derivative pricing adjustments	(282)	-	(273)	-
	748	-	2,096	-
Other by-products
Sales revenue	$1,705	$97	$4,124	$350
Derivative pricing adjustments	(179)	10	(204)	63
	1,526	107	3,920	413

Total sales revenue	$52,344	$20,338	$132,059	$46,127
Total derivative pricing adjustments	(2,715)	55	(2,989)	1,117
Gross revenue	$49,629	$20,393	$129,070	$47,244
Proceeds before intended use	995	8,281	995	10,602
Service revenue	208	-	505	-
Treatment and selling costs	(4,503)	(1,747)	(16,442)	(7,372)
	$46,329	$26,927	$114,128	$50,474

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 22). Treatment and selling costs include smelting payable deductions subtracted from gross sales revenue of concentrates.

Effective January 1, 2026, EC120 from the Cosalá Operations declared commercial production as the mineral interests are available for its intended use on a commercial scale as defined by management. As a result, the Company has recognized net revenues on sale of silver-copper concentrate within total sales revenue. Proceeds before intended use for the three-months and six-month periods ended June 30, 2025 represents revenue earned from EC120 prior to declaration of commercial production.

Proceeds before intended use during fiscal 2026 relates to revenue recognized from the Crescent Mine.

Page | 16

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

19. Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and six-month periods ended June 30, 2026 and 2025:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Salaries and employee benefits	$9,684	$7,083	$18,222	$14,466
Raw materials and consumables	8,444	6,036	16,814	13,126
Utilities	1,071	1,103	2,134	2,141
Transportation costs	443	504	950	1,572
Contract services and other costs	5,536	3,808	11,692	4,542
Costs before intended use	995	4,811	995	6,236
Service costs	201	-	463	-
Changes in inventories	(3,761)	(1,063)	(4,617)	611
Inventory write-downs (Note 7)	1,491	1,197	1,786	1,924
	$24,104	$23,479	$48,439	$44,618

20. Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other subsidiaries that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and six-month periods ended June 30, 2026 and 2025:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Salaries and employee benefits	$1,769	$1,174	$3,784	$2,322
Directors' fees	382	892	782	2,773
Share-based payments	2,036	1,925	3,768	3,601
Professional fees	2,245	1,180	4,065	2,156
Office and general	1,124	920	2,131	1,736
	$7,556	$6,091	$14,530	$12,588

21. Income taxes

Income tax expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the six-month period ended June 30, 2026 was 26.5%, in addition to mining royalty rate of approximately 8.5% and 3% applicable to the Cosalá Operations and Galena Complex, respectively.

The Company's net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

Page | 17

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	June 30,	December 31,
	2026	2025

Property, plant and equipment	$130	$130
Other	512	400
Total deferred tax liabilities	642	530
Provisions and reserves	(519)	(517)
Net deferred tax liabilities	$123	$13

The inventory write-downs and impairments described in Note 7 and 8 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.

22.  Financial risk management

a.  Financial risk factors

The Company's risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, trade and other receivables, and derivative instruments. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment. Derivative instruments are held by a multinational investment banking and financial services group.

As of June 30, 2026, the Company's exposure to credit risk with respect to trade receivables amounts to $11.4 million (December 31, 2025: $5.2 million). The Company believes credit risk is not significant and there was no significant change to the Company's allowance for expected credit losses as at June 30, 2026 and December 31, 2025.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company's trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company's financial liabilities and provisions on an undiscounted basis:

	June 30, 2026
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$64,310	$64,310	$-	$-	$-
Pre-payment facility	3,000	3,000	-	-	-
Credit facility	4,000	4,000	-	-	-
Interest on credit facility	91	91	-	-	-
Term loan facility	52,393	3,989	22,473	25,931	-
Interest and fees on term loan facility	16,704	5,628	8,787	2,289	-
Royalty payable	2,217	2,217	-	-	-
Other long-term liabilities	1,717	-	968	156	593
	$144,432	$83,235	$32,228	$28,376	$593

Page | 18

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	June 30, 2026
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$2,528	$2,528	$-	$-	$-
Other long-term liabilities	1,124	-	968	156	-
	$3,652	$2,528	$968	$156	$-

The following table summarizes the continuity of the Company's total lease liabilities discounted using an incremental borrowing rate ranging from 6% to 11% applied during the period:

	Six-month	Year
	period ended	ended
	June 30,	December 31,
	2026	2025

Lease liabilities, beginning of period	$3,516	$1,655
Additions	1,272	2,922
Lease principal payments	(1,136)	(1,021)
Lease interest payments	(161)	(229)
Accretion on lease liabilities	161	189
Lease liabilities, end of period	$3,652	$3,516

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1) Interest rate risk

The Company is subject to interest rate risk of the 3-month U.S. SOFR rate plus 6% per annum from the Credit Facility, and the U.S SOFR rate floor plus 6% per annum from the Term Loan Facility. Interest rates of other financial instruments are fixed.

(2) Currency risk

As at June 30, 2026, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company's net income or other comprehensive income due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at June 30, 2026
	CAD	MXN

Cash and cash equivalents	$1,309	$840
Trade and other receivables	1,970	4,925
Trade and other payables	4,367	23,081

Page | 19

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at June 30, 2026, the CAD/USD and MXN/USD exchange rates were 1.42 and 17.47, respectively. The sensitivity of the Company's net income and other comprehensive income due to changes in the exchange rates for the six-month period ended June 30, 2026 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net income	$1,592	$3,528
Other comprehensive income	(9)	(42)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at June 30, 2026 and December 31, 2025, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the six-month periods ended June 30, 2026 and 2025, the Company did not settle any non-hedge foreign exchange forward contracts.

(3) Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at June 30, 2026, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, copper, lead, zinc, and gold prices would affect trade receivables by approximately $0.8 million (December 31, 2025: $0.5 million).

A price protection program on future precious and base metals production and commitments was completed in July 2025 in relation to the Term Loan Facility. The following non-hedge contracts remaining outstanding as at June 30, 2026:

  Copper forward options to sell approximately 100,000 to 250,000 pounds per month from August 2025 to July 2026 at $4.39 per pound.

The Company recognized a $5.6 million gain from settled non-hedge contracts and a $5.5 million loss from unsettled non-hedge contracts during the six-month period ended June 30, 2026 (2025: nil). At June 30, 2026, the unsettled non-hedged contracts resulted in a net liability of derivative instruments valued at $0.9 million (December 31, 2025: a net asset of $4.8 million).

Net amount of gain or loss on derivative instruments from non-hedge commodity contracts recognized through profit or loss during the six-month period ended June 30, 2026 was $0.1 million (2025: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company's convertible debenture during the six-month period ended June 30, 2026 was $0.1 million (2025: gain of $0.7 million).

b.  Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

  Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets.
Page | 20

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)
  Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.
  Metals contract liabilities: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period or prior to extinguishment.
  Credit and term loan facilities, convertible debenture, and promissory notes: The principal portion of credit, and term loan facilities, convertible debenture, and promissory notes are initially measured at fair value and subsequently carried at amortized cost.
  Royalty payable: The financial liability is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period.
  Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.
  Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company's derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.
  Level 3 inputs are unobservable (supported by little or no market activity).
	June 30,	December 31,
	2026	2025

Level 2
Trade and other receivables	$18,399	$8,856
Derivative instruments - assets	-	4,773

Level 3
Metals contract liability	-	41,026
Silver contract liability	-	37,521
Royalty payable	2,217	2,753
Derivative instruments - liabilities	855	-

Amortized cost
Cash and cash equivalents	88,883	129,783
Restricted cash	4,796	4,716
Pre-payment facility	3,000	-
Credit facility	3,952	7,440
Term loan facility	48,127	48,230

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

23.  Segmented and geographic information, and major customers

a.  Segmented information

The Company's operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.  Geographic information

All revenues from sales of concentrates for the three-month and six-month periods ended June 30, 2026 and 2025 were earned in Mexico and the United States. The following segmented information is presented as at June 30, 2026 and December 31, 2025, and for the three-month and six-month periods ended June 30, 2026 and 2025. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

	As at June 30, 2026					As at December 31, 2025
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$8,540	$11,049	$227	$69,067	$88,883	$7,029	$1,990	$204	$120,560	$129,783
Trade and other receivables	10,076	6,353	-	1,970	18,399	6,513	1,370	-	973	8,856
Inventories	11,429	5,015	103	-	16,547	8,052	2,513	103	-	10,668
Prepaid expenses	898	1,076	419	1,230	3,623	734	1,043	235	530	2,542
Derivative instruments	-	-	-	-	-	-	-	-	4,773	4,773
Restricted cash	157	53	4,586	-	4,796	153	53	4,510	-	4,716
Investment in Joint Ventures	-	2,878	-	-	2,878	-	2,843	-	-	2,843
Property, plant and equipment	62,049	214,688	19,257	1,189	297,183	61,449	165,587	20,420	1,359	248,815
Total assets	$93,149	$241,112	$24,592	$73,456	$432,309	$83,930	$175,399	$25,472	$128,195	$412,996

Trade and other payables	$25,739	$26,952	$4,474	$7,145	$64,310	$14,289	$9,450	$3,894	$11,186	$38,819
Pre-payment facility	-	3,000	-	-	3,000	-	-	-	-	-
Credit facility	3,952	-	-	-	3,952	7,440	-	-	-	7,440
Term loan facility	-	-	-	48,127	48,127	-	-	-	48,230	48,230
Other long-term liabilities	173	811	-	733	1,717	673	884	-	889	2,446
Metals contract liability	-	-	-	-	-	-	-	-	41,026	41,026
Silver contract liability	-	-	-	-	-	-	-	-	37,521	37,521
Royalty payable	-	-	-	2,217	2,217	-	-	-	2,753	2,753
Derivative instruments	-	-	-	855	855	-	-	-	-	-
Post-employment benefit obligations	-	955	-	-	955	-	2,131	-	-	2,131
Decommissioning provision	2,894	4,117	4,008	-	11,019	2,770	4,173	4,057	-	11,000
Deferred tax liabilities	123	-	-	-	123	13	-	-	-	13
Total liabilities	$32,881	$35,835	$8,482	$59,077	$136,275	$25,185	$16,638	$7,951	$141,605	$191,379

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month period ended June 30, 2026					Three-month period ended June 30, 2025
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$24,283	$22,046	$-	$-	$46,329	$11,520	$15,407	$-	$-	$26,927
Cost of sales	(9,913)	(14,191)	-	-	(24,104)	(11,600)	(11,879)	-	-	(23,479)
Depletion and amortization	(3,249)	(2,983)	(514)	(73)	(6,819)	(1,306)	(4,274)	(855)	(62)	(6,497)
Care and maintenance costs	-	(492)	(627)	-	(1,119)	-	(115)	(378)	-	(493)
Corporate general and administrative	-	-	-	(7,556)	(7,556)	-	-	-	(6,091)	(6,091)
Exploration costs	(916)	(566)	(25)	-	(1,507)	(421)	(473)	(24)	-	(918)
Accretion on decommissioning provision	(60)	(45)	(44)	-	(149)	(53)	(58)	(43)	-	(154)
Interest and financing income (expense)	(228)	(13)	39	(1,080)	(1,282)	(24)	(80)	44	(1,321)	(1,381)
Foreign exchange gain (loss)	(691)	23	-	(1,034)	(1,702)	(632)	-	-	3,441	2,809
Gain (loss) on metals contract liabilities	-	-	-	755	755	-	-	-	(5,503)	(5,503)
Other loss on derivatives	-	-	-	(2,851)	(2,851)	-	-	-	-	-
Fair value loss on royalty payable	-	-	-	(68)	(68)	-	-	-	(156)	(156)
Loss on investment in joint ventures	-	(76)	-	-	(76)	-	-	-	-	-
Income (loss) before income taxes	9,226	3,703	(1,171)	(11,907)	(149)	(2,516)	(1,472)	(1,256)	(9,692)	(14,936)
Income tax recovery (expense)	(5,026)	189	-	-	(4,837)	(121)	-	-	-	(121)
Net income (loss) for the period	$4,200	$3,892	$(1,171)	$(11,907)	$(4,986)	$(2,637)	$(1,472)	$(1,256)	$(9,692)	$(15,057)

	Six-month period ended June 30, 2026					Six-month period ended June 30, 2025
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$56,731	$57,397	$-	$-	$114,128	$23,336	$27,138	$-	$-	$50,474
Cost of sales	(21,899)	(26,540)	-	-	(48,439)	(22,591)	(22,027)	-	-	(44,618)
Depletion and amortization	(6,732)	(5,325)	(1,028)	(141)	(13,226)	(2,900)	(7,282)	(1,709)	(115)	(12,006)
Care and maintenance costs	-	(619)	(1,385)	-	(2,004)	-	(229)	(399)	-	(628)
Corporate general and administrative	-	-	-	(14,530)	(14,530)	-	-	-	(12,588)	(12,588)
Exploration costs	(1,804)	(1,637)	(49)	-	(3,490)	(1,241)	(902)	(55)	-	(2,198)
Accretion on decommissioning provision	(117)	(90)	(86)	-	(293)	(108)	(118)	(88)	-	(314)
Interest and financing income (expense)	(481)	(63)	79	(1,390)	(1,855)	(94)	(192)	87	(1,656)	(1,855)
Foreign exchange gain (loss)	(541)	19	-	(1,257)	(1,779)	(477)	-	-	3,461	2,984
Gain (loss) on disposal of assets	-	(41)	-	-	(41)	-	-	966	-	966
Loss on metals contract liability	-	-	-	(11,761)	(11,761)	-	-	-	(15,288)	(15,288)
Other gain on derivatives	-	-	-	118	118	-	-	-	709	709
Fair value loss on royalty payable	-	-	-	(176)	(176)	-	-	-	(281)	(281)
Loss on investment in joint ventures	-	(76)	-	-	(76)	-	-	-	-	-
Income (loss) before income taxes	25,157	23,025	(2,469)	(29,137)	16,576	(4,075)	(3,612)	(1,198)	(25,758)	(34,643)
Income tax expense	(11,580)	-	-	-	(11,580)	(93)	-	-	-	(93)
Net income (loss) for the period	$13,577	$23,025	$(2,469)	$(29,137)	$4,996	$(4,168)	$(3,612)	$(1,198)	$(25,758)	$(34,736)

c.  Major customers

For the three-month period ended June 30, 2026, the Company sold concentrates and finished goods to two major customers accounting for 100% of consolidated revenue with 53% from Cosalá Operations and 47% from Galena Complex (2025: three major customers accounting for revenue with 43% from Cosalá Operations and 57% from Galena Complex). For the six-month period ended June 30, 2026, the Company sold concentrates and finished goods to two major customers accounting for 50% of revenues from Cosalá Operations and 50% of revenues from Galena Complex (2025: three major customers accounting for 46% of revenues from Cosalá Operations and 54% of revenues from Galena Complex).

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2026 and 2025
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

24. Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $11.3 million (MXN 196.8 million), of which $4.8 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.4 million (MXN 94.6 million) of their original reassessment. The remaining $5.9 million (MXN 102.2 million) consists of $4.8 million (MXN 84.4 million) related to transactions with certain suppliers and $1.0 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.8 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.1 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at June 30, 2026, the accrued liability of the probable obligation from the ongoing appeal was $1.1 million (December 31, 2025: $1.1 million).

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